UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IMMUCOR, INC.

(Name of Subject Company)

IVD ACQUISITION CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned indirect subsidiary of

IVD HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

TPG PARTNERS VI, L.P.

(Name of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

IVD Holdings Inc.

IVD Acquisition Corporation

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, California 94104

Attention: Ronald Cami

(415) 743-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,985,429,745.00	$230,508.39

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $27.00 per share of common stock of Immucor, Inc. (“Immucor”), par value $0.10 per share, (“Shares”) by 73,534,435 Shares, which, based on information provided by Immucor as of July 13, 2011, is the sum of (i) 70,741,281 Shares outstanding (including 243,479 restricted shares) and (ii) 2,793,154 Shares authorized and reserved for issuance (including Options to purchase 2,401,729 Shares and outstanding restricted stock units and performance share units with respect to 391,425 Shares).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, is calculated by multiplying the Transaction Valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:	$230,508.39	Filing Party:	IVD Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Immucor, Inc., a Georgia corporation (“Immucor”), at a price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 15, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

Item 11 of this Schedule TO is hereby amended and supplemented as follows:

The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the disclosure under the subheading “Legal Proceedings” in its entirety with the following paragraphs:

“On July 12, 2011, a purported shareholder of Immucor filed a putative class action lawsuit in the superior court of Fulton County for the State of Georgia, captioned as Hilary Kramer v. Immucor, Inc., et al., Civil Action No. 2011CV203124. In addition to Immucor, the suit names the individual directors of Immucor, Parent, Purchaser, Sponsor and TPG Capital as defendants. The Kramer action purports to be brought individually and on behalf of similarly situated public shareholders of Immucor and alleges claims for breaches of fiduciary duties against the Immucor board of directors in connection with the proposed transaction and that Parent, Purchaser, Sponsor and TPG Capital aided and abetted the purported breaches of fiduciary duties. The Kramer action seeks, among other things, certification of the putative class, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed transaction, rescission of the proposed acquisition to the extent the proposed acquisition is consummated prior to the entry of a final judgment, and the costs, expenses and disbursements of the Kramer action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5)(A) to the Schedule TO, which is incorporated herein by reference.

On July 15, 2011, a second putative class action challenging the proposed transaction was filed by a purported shareholder of Immucor. This action was filed in the Superior Court of Gwinnett County for the State of Georgia, and is captioned as Babette C. Schorsch v. Immucor, Inc., et al., Civil Action No. 11A0776-1. The action is brought on behalf of public shareholders of Immucor and names as defendants Immucor, the individual directors of Immucor, two executive officers of Immucor, Parent, Purchaser and Sponsor. The action asserts claims for breaches of fiduciary duties against the board of directors in connection with the proposed transaction, and for aiding and abetting the purported breaches of fiduciary duties by the Sponsor and its affiliated defendants. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, injunctive relief enjoining the consummation of the proposed transaction, rescission of the proposed transaction to the extent it is consummated prior to the entry of a final judgment, and costs, expenses and disbursements of the action. The foregoing description is qualified in its entirety by reference to Exhibit (a)(5)(B) to the Schedule TO, which is incorporated herein by reference.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by amending the exhibit number for Exhibit (a)(5) and adding Exhibit (a)(5)(B) thereto as follows:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.*

(a)(5)(B)	Complaint filed by Babette C. Schorsch, on behalf of herself and all others similarly situated, on July 15, 2011, in the Superior Court of Gwinnett County, State of Georgia.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2011

IVD ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: President

5

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on July 15, 2011.*

(a)(1)(F)	Press Release issued by Immucor, Inc. on July 5, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(a)(1)(G)	Joint Press Release issued by Immucor, Inc. and IVD Acquisition Corporation on July 15, 2011.*

(a)(5)(A)	Complaint filed by Hilary Kramer, on behalf of herself and all others similarly situated, on July 12, 2011, in the Superior Court of Fulton County, State of Georgia.*

(a)(5)(B)	Complaint filed by Babette C. Schorsch, on behalf of herself and all others similarly situated, on July 15, 2011, in the Superior Court of Gwinnett County, State of Georgia.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2011, by and among IVD Holdings Inc., IVD Acquisition Corporation and Immucor, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Immucor, Inc. with the Securities and Exchange Commission on July 5, 2011).*

(d)(2)	Confidentiality Agreement, dated May 27, 2011, between Immucor, Inc. and TPG Capital, L.P.*

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 15, 2011.